Exhibit 99.1

IMM124E – Demonstrates Antiviral T-Cell Immunity

Key Points

●	International Patent Filed
●	Publication from the Hebrew University - Hadassah Medical Center Entitled: Augmented antiviral T cell immunity by oral administration of IMM-124E in preclinical models and a phase I/IIa clinical trial: A method for the prevention and treatment of COVID-19

Melbourne, Australia, October 08, 2021: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutic products for the prevention and treatment of gut pathogens, is pleased to notify shareholders of a recent publication describing the potential antiviral benefits of IMM-124E in a mouse model and human clinical study. IMM124E, the Company’s proprietary product, is used to manufacture Immuron’s flagship commercially available and over-the-counter gastrointestinal and digestive health immune supplements Travelan® and Protectyn®. The studies were conducted independently by the Hadassah Medical Center, Jerusalem Israel.

The research findings were recently published on the 1st of October 2021 in the Journal Drug Development Research entitled Augmented antiviral T cell immunity by oral administration of IMM-124E in preclinical models and a phase I/IIa clinical trial: A method for the prevention and treatment of COVID-19 (https://doi.org/10.1002/ddr.21890).The paper examines the ability of IMM-124E to promote antiviral interferon-γ (IFNγ) T cell responses in a preclinical mouse model and in a phase I/IIa clinical study conducted in 5 human health volunteers. The aim of the research study was to determine the ability of IMM-124E to promote antiviral interferon γ (IFNγ) T cell responses. In the preclinical study, mice were orally administered with HBC for 5 days and tested for the number of T cell clones secreting IFNγ in response to viral antigens of the swine flu, New Caledonia influenza, and cytomegalovirus. The reported data suggests that that IMM124E enhance antiviral immunity across the viral strains tested. A similar response was observed in the human study. Healthy volunteers were recruited and received IMM-124E at a daily dose of 600 mg for four consecutive days and 1200 mg for an additional day. Blood samples were collected before and after IMM-124E treatment and tested for the number of T cell clones secreting IFNγ in response to viral antigens of SARS-CoV-2 and Hepatitis B virus. The preliminary clinical data reported suggested a similar effect was observed in humans in augmenting antiviral responses against COVID-19 and Hepatitis B. While more thorough and detailed investigations are required to further validate the results, this is very encouraging research.

The company has been pursuing the antiviral activities of IMM-124E and these recent published results lend support to the ongoing R&D program. Immuron has previously reported research investigations on IMM-124E which demonstrated neutralizing activity against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19 (ASX announcements dated 13 May 2021, 15 December 2020 and 21 July 2020).

The company is also pleased to report that it has filed a Patent Cooperation Treaty (PCT) application to seek patent protection internationally for IMM-124E which demonstrated neutralizing activity against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19.

This release has been authorised by the directors of Immuron Limited.

- - - END - - -

Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: Facsimile:	+ 61 (0)3 9824 5254 + 61 (0)3 9822 7735

COMPANY CONTACT: Dr Jerry Kanellos, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.